                                                                     Exhibit 2.2


                                MDP CORPORATION

                             FINANCIAL STATEMENTS

                         AS OF AND FOR THE YEAR ENDED

                               DECEMBER 31, 2000

                         Independent Auditor's Report



To the Shareholder of MDP Corporation:

We have audited the accompanying balance sheet of MDP Corporation as of December 31, 2000 and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not observe the taking of the physical inventories of prepaid expenses at December 31, 2000 (stated at $48,517) since those dates were prior to the time we were initially engaged as auditors for the Company. We were unable to satisfy ourselves about inventory quantities by means of other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined necessary had we been able to observe the physical inventories taken as of December 31, 2000, the financial statements referred to above present fairly, in all material respects, the financial position of MDP Corporation at December 31, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Pate, Cerqueda, Morgan & Gault, LLP



June 26, 2001
Marietta, GA

                                MDP CORPORATION
                                 BALANCE SHEET
                               DECEMBER 31, 2000

ASSETS
Current assets
  Cash                                                                         $  146,293
  Accounts receivable, net of $15,300 allowance                                   679,374
  Inventories                                                                      53,505
  Prepaid expenses                                                                241,364
                                                                               ----------
     Total current assets                                                       1,120,536

Property and equipment, Net                                                       281,545

Other assets
  Deposits                                                                          5,750
  Employee loan                                                                    17,000
                                                                               ----------
     Total other assets                                                            22,750
                                                                               ----------
TOTAL ASSETS                                                                   $1,424,831
                                                                               ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Current portion of long term debt                                            $   23,387
  Accounts payable                                                                335,250
  Employee withholdings                                                            13,200
  Accrued liabilities                                                              61,917
  Customer postage deposits                                                       164,863
                                                                               ----------
     Total current liabilities                                                    598,617

Long term liabilities
  Note payable                                                                    180,739
  Installment note                                                                 45,888
                                                                               ----------
     Total long term liabilities                                                  226,627
                                                                               ----------
     Total liabilities                                                            825,244

Stockholder's equity
  Common stock, $1 par value, 100,000 authorized shares,
   1 share issued and outstanding                                                       1
  Additional paid in capital                                                      819,199
  Retained deficit                                                               (219,613)
                                                                               ----------
     Total stockholder's equity                                                   599,587
                                                                               ----------
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                                     $1,424,831
                                                                               ==========

    The accompanying notes are an integral part of the financial statements

                                MDP CORPORATION
                            STATEMENT OF OPERATIONS
                         YEAR ENDED DECEMBER 31, 2000


Revenue                                                  $6,407,395

Cost of sales                                             4,536,405
                                                         ----------

Gross profit                                              1,870,990

Operating expenses                                        1,443,171
                                                         ----------

     Income from operations                                 427,819

Other expenses
  Interest expense                                           23,984
  Depreciation and amortization                              94,243
                                                         ----------
     Total other expenses                                   118,227
                                                         ----------

Net income                                               $  309,592
                                                         ==========


    The accompanying notes are an integral part of the financial statements

                                MDP CORPORATION
                             STOCKHOLDER'S EQUITY
                         YEAR ENDED DECEMBER 31, 2000


                                                   Common Stock
                                            --------------------------
                                            Number of                             Additional            Accumulated
                                             Shares          Par Value          paid-in capital           Deficit            Total
                                             ------          ---------          ---------------           -------            -----
Balances, January 1, 2000                         1          $       1          $       819,199         $  (423,783)    $   395,417

     Stockholder Distributions                                                                             (105,422)       (105,422)

     Current Net Income                                                                                     309,592         309,592
                                            -------          ---------          ---------------         -----------     -----------

        Balances, December 31, 2000               1          $       1          $       819,199         $  (219,613)    $   599,587
                                            =======          =========          ===============         ===========     ===========

    The accompanying notes are an integral part of the financial statements

                                MDP CORPORATION
                            STATEMENT OF CASH FLOWS
                         YEAR ENDED DECEMBER 31, 2000



CASH FLOWS FROM OPERATING ACTIVITIES:
 Net Income                                                        $ 309,592
 Adjustments to reconcile net income to net cash provided
  by operating activities:
        Depreciation and amortization                                 94,243
        Gain on sale of fixed assets                                  (3,280)
      Change in operating assets and liabilities:
        Increase in accounts receivable                              (26,247)
        Increase in inventory                                        (13,505)
        Increase in prepaid postage                                 (230,935)
        Decrease in other assets                                      29,836
        Increase in accounts payable and accrued expenses            120,117
        Increase in customer postage deposits                          6,588
                                                                   ---------
 Net cash provided by operating activities                           286,409
                                                                   ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Capital expenditures                                                (80,488)
 Proceeds from sale of equipment                                       6,000
                                                                   ---------
Net cash used by investing activities                                (74,488)
                                                                   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Payment of notes payable                                            (21,362)
 Stockholder distributions                                          (105,422)
                                                                   ---------
Net cash used by financing activities                               (126,784)
                                                                   ---------

Net increase in cash and cash equivalents                             85,137
Cash and cash equivalents at beginning of year                        61,156
                                                                   ---------
Cash and cash equivalents at end of year                           $ 146,293
                                                                   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the year:
        Interest                                                   $  12,143
                                                                   =========

    The accompanying notes are an integral part of the financial statements

                                MDP CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

1. NATURE OF OPERATIONS

MDP Corporation ("MDP" or "the Company") was incorporated in 1992 as a medical claims and patient statement processor for medical professionals primarily in the eastern and southeastern United States. MDP's services are provided from its operating facility located in Atlanta, Georgia.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
-------------------
Revenues from the processing of medical claims and patient statements are recorded in the period the services are preformed.

Cost of Sales
-------------
The cost of processing electronic claims and patient statements includes postage, supplies, certain communication costs, and certain per unit maintenance charges related to the production equipment used in the processing of patient statements.

Cash Equivalents
----------------
MDP considers all highly liquid instruments with maturities of three months or less to be cash equivalents.

Inventory
---------
Inventories consist principally of supplies to be used in the processing of patient statements and are stated at the lower of cost or market (first-in, first-out method).

Prepaid Postage
---------------
MDP typically utilizes bulk rate and first-class pre-sorted postage rates in customer mailings. From time-to-time, the company may make advance payments to the post office for this postage.

Customer Postage Deposits
-------------------------
The company occasionally requires a postage deposit for those customers who contract for patient statement processing services. Upon contract termination, these deposits are used to offset any unpaid amounts due to MDP.

Advertising
-----------
Advertising costs are expensed during the year in which they are incurred. Advertising expense for the year ended December 31, 2000 amounted to $42,248.

                                MDP CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000

Income Taxes
------------
The Company with the consent of its sole stockholder has elected to be taxed as an S corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholder is taxed individually on their share of the taxable income. No provision for Federal income taxes has been included in these combined financial statements.

Fair Value of Financial Instruments
-----------------------------------
The company evaluates the fair value of its financial instruments based on the current interest rate environment and current pricing of debt instruments with comparable terms. The carrying of debt and other financial instruments are considered to approximate fair value.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. SUBSEQUENT EVENT

On May 1, 2001, substantially all of the Company's assets were sold to ProxyMed, Inc., a publicly traded healthcare transaction processing service company, for $10 million. The purchase price consisted of $3 million cash paid to MDP at closing and a $7 million promissory note receivable on May 1, 2002. The note bears simple interest at 7% and is due monthly. In accordance with the sale, MDP paid ProxyMed approximately $130,000 in June 2001 to satisfy a working capital shortfall based on the amount of accounts receivable, accounts payable, and accrued expenses at the closing date.

4. CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a financial institution. At December 31, 2000, the Company's uninsured cash balance (in excess of the federal Deposit Insurance Corporation insured limit of $100,000) totaled $149,664.

                                MDP CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


5. PROPERTY AND EQUIPMENT

All property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of the related lease or the estimated useful life of the asset.

Repairs and maintenance charges, which do not increase the useful lives of the assets, are charged to operations as incurred while renewals and betterments are capitalized and depreciated. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss included in the results of operations. Examination for obsolete, damaged and impaired fixed assets is periodically reviewed by management.

All property and equipment are recorded at cost and are depreciated using the straight line method.

At December 31, 2000 property and equipment consisted of the following:

                                                   Estimated
                                                  useful lives
                                                  ------------
     Leasehold Improvements            $  46,849       7
     Computer Software                    40,256       3
     Operations Equipment                137,099       7
     Furniture & Equipment               115,037      5-7
     Computer Equipment                  162,580       3
     Vehicles                             90,120       5
                                       ---------
                                         591,941
     Less accumulated depreciation       310,396
                                       ---------
                                       $ 281,545
                                       =========


6. RETIREMENT PLAN

During 2000, the Company established a 401(k) profit sharing plan to cover all full time employees who met certain minimum lengths of employment and minimum age requirements. Employees could voluntarily participate at the beginning of the quarter after their hire date and contribute a maximum of 20% of their annual compensation. For the year ended December 31, 2000, matching contributions of 1% of annual compensation for participating employees totaling $6,780 were made by MDP. Matching contributions vest at 20% per year after the first full plan year of participation.

                                MDP CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000


7. LONG TERM DEBT

As of December 31, 2001, long-term-debt consists of the following:

NationsBank, due in monthly installments of $963,
 including interest at an interest rate of 8.75% per annum,
 collateralized by a vehicle.                                         $  16,098

NationsBank due in monthly installments of $1,439,
 including interest at an interest rate of 9.38% per annum,
 collateralized by office equipment.                                     53,177

Unsecured note to an individual due January 2002
 at an interest rate 6% per annum.                                      180,739
                                                                      ---------
                                                                        250,014
Less current portion of long-term debt                                   23,387
                                                                      ---------
                                                                      $ 226,627
                                                                      =========

The aggregate maturities of the notes payable during the next five years are as follows:

                               2001        $  23,387
                               2002          200,358
                               2003           15,461
                               2004           10,808
                                           ---------
                                           $ 250,014
                                           =========


8. LEASE COMMITMENTS

The Company leases its office space under an operating lease agreement with an unrelated party, which expires in 2003. The base rent is $10,720 per month and requires MDP to pay such costs as property taxes, maintenance and insurance. Additionally, the company leases production and office equipment under operating leases which expire on various date through 2005.

                                MDP CORPORATION
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2000



8. LEASE COMMITMENTS (Continued)

At December 31, 2000, the future minimum lease payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows:

                    2001                               $217,521
                    2002                                211,581
                    2003                                 90,287
                    2004                                 45,962
                    2005                                 19,151
                                                       --------
                    Total minimum lease payments       $584,502
                                                       ========